Exhibit 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Six months ended June 30,
	2011	2010

Earnings from continuing operations before income taxes	$215	$317
Less: Equity earnings	(33)	(26)
Add: Total fixed charges deducted from earnings	179	119
Dividends received from equity investees	24	38

Earnings available for payment of fixed charges	$385	$448

Fixed charges

Interest expense	$176	$116
Portion of operating lease rental deemed to be interest	3	3

Total fixed charges deducted from earnings and fixed charges	$179	$119

Ratio of earnings to fixed charges	2.2	3.8